UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Signature Group Holdings, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

82670C100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,768,772
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,768,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,768,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 446,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 446,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KTOWN, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 219,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 219,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,181
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER 45,181
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,478,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,433,772
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,433,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,433,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON J. HUNTER BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON ROBERT A. PEISER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,181
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 171,181
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,181**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON LAURIE M. SHAHON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON JOYCE WHITE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

1	NAME OF REPORTING PERSON ROBERT WILLENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 82670C100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  By virtue of the Solicitation Agreement, as described and defined in Item 6, and the nomination of James Albert McIntyre as a nominee for election at the 2011 annual meeting of shareholders (the “Annual Meeting”) of Signature Group Holdings, Inc. (the “Issuer”), the Reporting Persons affirm that they constitute a “group” with James Albert McIntyre for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons expressly disclaim beneficial ownership of securities held by Mr. McIntyre.  The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by Mr. McIntyre.

Item 1.	Security and Issuer.

This statement relates to shares of the Common Shares, $0.01 par value per share (the “Shares”), of the Issuer.  The address of the principal executive offices of the Issuer is 15303 Ventura Boulevard., Suite 1600, Sherman Oaks, California 91403.

Item 2.	Identity and Background.

(a)           This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Capital Partners, LLC, a Delaware limited liability company (“General Partner”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Kingstown Partners II, L.P. a Delaware limited partnership (“Fund II”), Ktown, LP a Delaware limited partnership (“Ktown,” and together with Master Fund and Fund II, the “Funds”), Michael Blitzer, Guy Shanon, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White and Robert Willens.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

General Partner is the general partner of each of the Funds.  Kingstown Capital is the investment manager of each of the Funds.  Kingstown Management is the general partner of Kingstown Capital.  Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management.  By virtue of these relationships, each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by the Funds.

(b)           The principal business address of each of Kingstown Capital, Kingstown Management, Fund II, Ktown, Michael Blitzer and Guy Shanon is 11 East 44th Street, 7th Floor, New York, New York 10017.  The principal business address of Master Fund is c/o Mourant Ozannes Corporate Services, 42 North Church Street, P.O. Box 1348, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of Master Fund and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.  The principal business address of Mr. Brown is 20 Old Lantern Drive, Wilton, Connecticut 06897.  The principal business address of Mr. Peiser is 5100 San Felipe Street, Unit #362E, Houston, Texas 77056.  The principal business address of Ms. Shahon is 181 Berkeley Place, Brooklyn, New York 11217.  The principal business address of Ms. White is 17939 Chatswoth Street, #357, Chatsworth, California 91344.  The principal business address of Mr. Willens is 110 E. 59th Street, 30th Floor, New York, New York 10022.

(c)           The principal business of each of the Funds is acquiring, holding and disposing of investments in various companies.  The principal business of Kingstown Capital is acting as the investment manager of Master Fund.  The principal business of Kingstown Management is acting as the general partner of Kingstown Capital.  The principal occupation of each of Mr. Blitzer and Mr. Shanon is acting as a managing member of Kingstown Management.  The principal occupation of Mr. Brown is serving as the managing member of Watson Wilkins & Brown, LLC.  Mr. Peiser is retired and a private investor and serves on a variety of corporate and not-for-profit boards.  The principal occupation of Ms. Shahon is serving as the president of Wilton Capital Group.  The principal occupation of Ms. White is serving as the chief executive officer of First Aid Direct of Los Angeles.  The principal occupation of Mr. Willens is serving as the president of Robert Willens LLC.

CUSIP NO. 82670C100

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Blitzer, Shanon, Brown, Peiser and Willens and each of Mmes. Shahon and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 4,768,772 Shares owned by Master Fund is approximately $3,572,551, including brokerage commissions.  The aggregate purchase price of the 446,000 Shares owned by Fund II is approximately $260,367, including brokerage commissions.  The aggregate purchase price of the 219,000 Shares owned by Ktown is approximately $127,856, including brokerage commissions.  The Shares purchased by Master Fund, Fund II and Ktown were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is annexed hereto and is incorporated by reference herein.

The 45,181 Shares owned directly by Mr. Blitzer were granted by the Issuer to Mr. Blitzer.

Mr. Peiser was granted 45,181 Shares by the Issuer.  The aggregate purchase price of the remaining 126,000 Shares owned by Mr. Peiser is approximately $100,740, excluding brokerage commissions.  These Shares were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 15, 2011, in accordance with the terms of the Issuer’s Amended and Restated Bylaws (the “Bylaws”), Master Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Michael Blitzer, J. Hunter Brown, James A. McIntyre, Robert A. Peiser, Laurie M. Shahon, Joyce White and Robert Willens, as set forth therein, for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2011 Annual Meeting, including any adjournments, postponements, reschedulings or continuations thereof.  Master Fund delivered a cover letter together with the Nomination Letter (the “Cover Letter”) noting that the Issuer has not held an annual meeting of shareholders since 2006 in violation of the Bylaws which provide that an annual meeting of shareholders for the election of directors shall be held each year.  The Cover Letter requested that the Issuer promptly announce a date for the Annual Meeting.  In addition, the Cover Letter noted the recent significant downward adjustment to warrants issued to certain officers and directors of the Issuer and Master Fund’s serious concerns regarding the obvious conflicts of interests and related party dealings in connection therewith, and stated Master Fund’s intention to continue to look into this matter.  In the Cover Letter, Master Fund urged the Board not to approve any other changes to the current employment contracts of management or the terms of executive compensation, including incentive stock plans, until such time as shareholders have had their voices heard at the Annual Meeting.  Master Fund also stated in the Cover Letter that it would not hesitate to hold the Board accountable for any actions it has taken, or takes in the future, in violation of its fiduciary duties to shareholders.  The Nomination Letter and accompanying Cover Letter are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

CUSIP NO. 82670C100

The Reporting Persons will consider all alternatives in the event that the Issuer does not hold the Annual Meeting as promptly as practicable, including seeking to call a special meeting of shareholders for the election of directors.

No Reporting Person and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, nominating or recommending additional candidates to serve as members of the Board, having discussions with other shareholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 112,639,905 Shares outstanding, as of June 27, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on July 5, 2011.

As of the date hereof, Master Fund owned directly 4,768,772 Shares, constituting approximately 4.2% of the Shares outstanding, Fund II owned directly 446,000 Shares, constituting less than one percent of the Shares outstanding and Ktown owned directly 219,000 Shares, constituting less than one percent of the Shares outstanding.  By virtue of their respective relationships with the Funds discussed in further detail in Item 2, each of Kingstown Capital, Kingstown Management, General Partner and Messrs. Blitzer and Shanon may be deemed to beneficially own the Shares owned directly by the Funds.

As of the date hereof, Mr. Blitzer owned directly 45,181 Shares, constituting less than one percent of the Shares outstanding.

Mr. Peiser directly owns 171,181 Shares constituting less than one percent of the Shares outstanding.  Mr. Peiser has not entered into any transaction sin the Shares during the past 60 days.  Mr. Peiser, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to be the beneficial owner of the 5,478,953 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Peiser disclaims beneficial ownership of such Shares.

CUSIP NO. 82670C100

None of Messrs. Brown and Willens and Mmes. Shahon and White directly owns any Shares nor have they entered into any transactions in the Shares during the past 60 days.  Each of Messrs. Brown and Willens and Mmes. Shahon and White, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, is deemed to be a beneficial owner of the 5,650,134 Shares beneficially owned in the aggregate by the other Reporting Persons.  Each of Messrs. Brown and Willens and Mmes. Shahon and White disclaims beneficial ownership of such Shares.

The Reporting Persons have been informed that Mr. McIntyre intends to file an amendment to his Schedule 13D (such Schedule 13D, as has been amended and as may be amended from time to time, the “McIntyre 13D”), reporting the beneficial ownership of the Shares beneficially owned by Mr. McIntyre.  By virtue of the Solicitation Agreement, described and defined in Item 6, the Reporting Persons are members of a “group” with Mr. McIntyre for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons disclaim beneficial ownership of the Shares described in the McIntyre 13D as being beneficially owned Mr. McIntyre, and this Schedule 13D shall not be deemed an admission of beneficial ownership of such Shares.

(b)           Each of Master Fund, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Master Fund.  Each of Fund II, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Fund II.  Each of Ktown, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon have shared voting and dispositive power over the Shares owned directly by Ktown.  Mr. Peiser has sole voting and dispositive power over the Shares he owns directly.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 14, 2011, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On July 14, 2011, the Reporting Persons and Mr. McIntyre (collectively the “Group”) entered into a Solicitation Agreement in which, among other things, (a) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Master Fund to the Board at the Annual Meeting (the “Solicitation”), and (b) Master Fund agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  The Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Pursuant to letter agreements, Kingstown Capital agreed to indemnify Each of Messrs. Brown, Peiser, Willens and Mmes. Shahon and White against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP NO. 82670C100

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, is a party to any contract, agreement or understanding required to be disclosed herein.

Item 7.	Material to be Filed as Exhibits.

99.1	Nomination Letter and Cover Letter.

99.2
Joint Filing Agreement, dated July 14, 2011, by and among Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Kingstown Partners Master Ltd., Kingstown Partners II, L.P. Ktown, LP, Michael Blitzer, Guy Shanon, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White and Robert Willens.

99.3
Solicitation Agreement by and among Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens, Guy Shanon and James Albert McIntyre, dated July 14, 2011.

99.4	Form of Indemnification Letter Agreement.

99.5	Powers of Attorney for J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White and Robert Willens.

CUSIP NO. 82670C100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2011	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS II, L.P.

By:	Kingstown Capital Partners LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KTOWN, LP

By:	Kingstown Capital Partners LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

CUSIP NO. 82670C100

KINGSTOWN CAPITAL PARTNERS, LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER, Individually and as attorney-in-fact for J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White and Robert Willens

/s/ Guy Shanon
GUY SHANON

CUSIP NO. 82670C100

SCHEDULE A

Directors and Officers of Kingstown Partners Master Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Michael Blitzer Director	Managing Member, Kingstown Management GP LLC	11 East 44th Street, 7th Floor, New York, New York 10017	United States

Guy Shanon Director	Managing Member, Kingstown Management GP LLC	11 East 44th Street, 7th Floor, New York, New York 10017	United States

Warren Keens Director	Director of Close Brothers (Cayman) Limited and Managing Director of Close Fund Services	Harbour Place, 4th Floor 103 South Church Street Grand Cayman, Cayman Islands	United Kingdom

CUSIP NO. 82670C100

SCHEDULE B

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)

KTOWN, LP

06/14/2011	219,000	$0.58

KINGSTOWN PARTNERS II, L.P.

06/14/2011	446,000	$0.58

KINGSTOWN CAPITAL PARTNERS, LLC

06/15/2011	1,633,7711	--

KINGSTOWN CAPITAL MANAGEMENT L.P.

06/15/2011	(1,633,771)2	--

1 A private transfer of shares of Common Stock from Kingstown Capital Management, L.P., an affiliate of Kingstown Capital Partners, LLC.

2 A private transfer of shares of Common Stock to Kingstown Capital Partners, LLC, an affiliate of Kingstown Capital Management, L.P.